EXHIBIT 1
                                                                     ---------

[GRAPHIC OMITTED --
 LOGO -- PRECISION DRILLING CORPORATION]
 ---------------------------------------


Calgary, Alberta, Canada - April 26, 2006
(Canadian dollars)

             PRECISION DRILLING TRUST REPORTS RECORD FIRST QUARTER RESULTS AND ANNOUNCES EXPANSION PLANS FOR THE UNITED STATES

Precision Drilling Trust ("Precision" or the "Trust") today reports record results for the first quarter ended March 31, 2006 from its continuing operations in Canada and the first full reporting quarter as an income trust. Precision is also announcing plans to expand contract drilling operations into the United States.

Earnings from continuing operations in the first quarter of 2006 were $224.2 million compared to $88.3 million for the comparable quarter in 2005 and $120.9 million in the quarter ended December 31, 2005. Earnings from continuing operations increased by $1.08 per diluted unit or 152% to $1.79 in the first quarter of 2006 compared to $0.71 in 2005. The increase is attributable to a number of factors including exceptionally strong customer demand, favourable weather conditions and a lower effective tax rate due to Precision's conversion to an income trust. Significant year over year increases in equipment activity and pricing for both the Contract Drilling Services and Completion and Production Services segments resulted in increased earnings per diluted unit of $0.50 in the first quarter of 2006, which is 70% higher than the comparable quarter in 2005. The lower effective tax rate added $0.58 per diluted unit in the current quarter.

Precision had a very successful first quarter in 2006 as sequential quarterly momentum associated with high oil and natural gas commodity prices realized in 2005 carried over into the current year. During the first quarter of 2006, oil prices remained strong while North American Henry Hub natural gas spot prices ranged from a high of US$10.05 per Mmbtu to a low of US$6.50 per Mmbtu. Despite the softening of natural gas prices, customers continue to aggressively pursue their drilling and well servicing programs and Precision expects to return to high seasonal activity levels once second quarter spring breakup runs its course and road bans are lifted.

Precision is pleased to announce its strategic expansion into the United States drilling market. "The U.S. market offers an opportunity for higher year round utilization and strong customer demand," said Gene Stahl, President and Chief Operating Officer. "More importantly, there is a strong technical fit for Precision's equipment and expertise in some key drilling markets in the U.S. and we feel the time is right for Precision to take advantage of this opportunity." Precision will initially provide one Super Single(R) rig under contract to a customer in the second quarter of 2006 and will commission construction of an additional five rigs to be delivered over the next 12 to 18 months. Another five rigs will be built in anticipation of demand from this market for completion by the second quarter of 2008. "We believe this initiative will serve as an initial platform for growth in the United



4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
WWW.PRECISIONDRILLING.COM

States market and represents an opportunity for Precision to demonstrate its capabilities," added Stahl. These new U.S. rigs will be rated to approximately 3,200 metres (10,000 feet) and will represent the next generation of Precision's Super Single(R). Based on current planning and rig specifications, Precision is expecting these initiatives to require capital expenditures of approximately $115 million with an estimated 25% of this amount to be incurred during 2006.

The first quarter of 2006 is highlighted by numerous operational and financial developments, including:

o In its first full quarter as an income trust, Precision announced distributions to unitholders of $0.27 per month per unit for aggregate cash distributions declared of $101.6 million or $0.81 per unit;

o Long-term debt increased by $127.8 million during the quarter to $224.6 million as at March 31, 2006. The increase is associated with funding requirements for payment of prior year income taxes payable;

o Working capital increased by $234.9 million during the quarter to $387.7 million as at March 31, 2006 as record activity in the quarter increased accounts receivable to $597.1 million, further strengthening Precision's positive net debt position;

o Rig delivery under our planned fleet expansion program of 19 rigs is proceeding on schedule. Two Super Single(R) rigs were delivered in the fourth quarter of 2005. In the first quarter of 2006, three rigs were commissioned: one 4,000 metre electric triple and two Super Single(R) rigs. The remaining 14 rigs - six electric triple and eight Super Single(R) rigs - are expected to be completed at a steady pace through the first quarter of 2007; and

o An additional four rigs are being built for customers in Canada. Two new Super Singles(R) have been contracted with delivery expected in the second quarter of 2007 and two 4,000 metre electric triple rigs have been contracted and are under construction, with delivery expected in the fourth quarter of 2006.

The previously announced $285 million capital expenditure program has been increased by an estimated $145 million for U.S. expansion and construction of additional rigs for the Canadian market. The revised capital expenditure program is estimated to be $430 million, with $330 million to be incurred during 2006 and the remaining $100 million over the following 18 months. For the current year, sustaining capital expenditures to upgrade and maintain Precision's existing equipment and infrastructure remain at an estimated $120 million. Upon completion of the expansion program in 2008, Precision will have increased its drilling rig fleet to 261, with 250 rigs operating in western Canada and 11 in the United States. This represents a 13% increase over the year end 2005 fleet total of 230 rigs.

With Precision's conversion to an income trust on November 7, 2005 and consistent with the December 31, 2005 year end financial statement reporting, Precision Drilling Trust, as the successor in interest to Precision Drilling Corporation, has been accounted for as a continuity of interest. Accordingly, the consolidated financial statements of Precision for the first quarter ended March 31,

2006 and comparables for the quarter ended March 31, 2005 reflect the financial position, results of operations and cash flows as if Precision had always carried on the business formerly carried on by Precision Drilling Corporation.

RESULTS OF CONTINUING OPERATIONS

Revenue of $536.4 million and operating earnings of $245.9 million in the first quarter of 2006 represented increases of 40% and 61% respectively compared to the same period for 2005. The increases are attributable to very strong industry demand resulting in higher equipment utilization and higher pricing. For the third successive quarter, all business units performed exceptionally well and contributed to record quarterly results. The variable per day and per hour operating cost escalations remained well contained, within a 5% increase year over year. As a percentage of revenue, strong pricing increased operating earnings margins to 46% in the first quarter of 2006 versus 40% for the first quarter of 2005. The Completion and Production Services segment improved considerably in each of its well servicing, rental and snubbing businesses. Well servicing in particular showed strength with an hourly revenue rate increase of 22%.

Precision's continuing operations are reported in two segments. The Contract Drilling Services segment contains the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment contains the service rig, snubbing and rental divisions.

THREE MONTHS ENDED MARCH 31,
                                                             2006      2005     % Change
-----------------------------------------------------------------------------------------
Contract Drilling Services:
    Number of drilling rigs (end of period)                   233       229          1.7
    Drilling operating days (excluding move days)          16,694    13,999         19.3
    Drilling revenue per operating day                    $20,886   $18,545         12.6
    Drilling rig operating day utilization                    80%       68%

Completion and Productions Services:
    Number of service rigs (end of period)                    237       239         (0.8)
    Service rig operating hours                           165,591   139,674         18.6
    Service revenue per operating hour                       $732      $600         22.0
    Service rig operating hour utilization                    77%       65%
=========================================================================================

Exceptional first quarter earnings were the result of unprecedented industry rig demand and near perfect weather conditions for Precision's service offerings. The increase in activity for Precision's equipment was in direct correlation to the rise in industry activity. In Canada, industry drilling rig operating days increased by approximately 23% to 55,974, industry well completions increased by 21% to 6,178 wells and the available rig count increased by 9% to approximately 779. For Precision, drilling operating days and service rig operating hours in the first quarter of 2006 increased by 19% over the same period in 2005. Cold weather in late February and March extended the winter drilling season by approximately two weeks and enabled Precision to close out the quarter on a very positive note.

Consistent with the momentum carried over from 2005, the demand for Contract Drilling Services during the first quarter of 2006 reached unprecedented levels, with 231 out of 233 drilling rigs active and all 92 camps utilized. The 16,694 drilling operating days for the quarter establishes a new high for Precision, surpassing the 16,550 achieved in the first quarter of 2001. At that time, Precision had 227 drilling rigs out of an industry total of 611 whereas today Precision has 233 out of an industry total of 779.

Demand for Completion and Production Services also hit record activity levels, with the service rig fleet generating 165,591 operating hours for 77% utilization in the first quarter, an increase of 19% over the prior year. The improvement is a result of continuing strong demand, as customers attempted to keep pace with new well completion work during the quarter while keeping production maintenance for existing wells on schedule. New well completions accounted for 45% of the service rig operating hours in the first quarter, unchanged from 2005.

Accordingly, both operating segments reported significant quarterly revenue increases year over year. Completion and Production Services increased revenue by 45% while Contract Drilling Services increased by 37%. The improvement in Completion and Production Services is attributable to a 52% increase in the rental division due to strong industry activity and demand for ancillary equipment, pricing strength in the service rig division and standby revenue in the snubbing division.

Leveraged by higher revenue rates, operating costs were lower as a percentage of revenue despite crew wage rate increases and associated personnel costs. Operating expenses declined from 49% of revenue in the first quarter of 2005 to 45% in 2006. Equipment repair and maintenance expenses were lower on a per day and per hour basis as scheduled costs were spread over a higher activity level relative to last year. The general wage rate increase of approximately 7% that went into effect October 1, 2005 is the primary factor in daily and hourly cost increases for the current quarter. Further, the operational efficiency and procurement savings provided by Precision's consumable supply and manufacturing and repair businesses served to control the pace of industry cost escalations. With 233 drilling rigs and 237 service rigs operating within the Western Canada Sedimentary Basin, this infrastructure support provided Precision with economic leverage.

General and administrative costs for the first quarter amounted to $22.9 million, an increase of $3.1 million over the same period in 2005. As a percentage of revenue, general and administrative costs fell to 4.3% from 5.2%.

Depreciation expense in the first quarter of 2006 amounted to $24.9 million, an increase of $3.5 million or 17% over the same period in 2005. The increase is attributable to the rise in equipment utilization during the quarter as rig assets are depreciated by the unit of production method.

Interest expense of $2.8 million declined by 76% in 2006 compared to the first quarter of 2005, and is attributable to the repayment of long-term debt in October 2005.

The Trust's effective income tax rate on first quarter earnings from continuing operations before income taxes was 8% in 2006 compared to 38% in 2005. The decrease in the tax rate is primarily a result of the conversion to an income trust which has the effect of shifting all or a portion of the income tax burden of the Trust to its unitholders.

DISTRIBUTION POLICY OF THE TRUST

With Precision Drilling Corporation's conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly cash distributions to unit holders. Pursuant to the Trust Indenture, distributions may be reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets. The actual cash flow available for distribution to holders of Trust units and holders of Exchangeable LP units is a function of numerous factors, including Precision's:

o    financial performance;

o    debt covenants and obligations;

o    working capital requirements;

o maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment; and

o    number of units outstanding.

During the first quarter of 2006 the Trust declared monthly cash distributions of $0.27 for each of the units outstanding, including Exchangeable LP units, for total distributions of $101.6 million. Throughout the 2006 first quarter there were 125,461,303 Trust and Exchangeable LP units outstanding.

Key factors for consideration in determining actual cash flow available for distribution, in a historical context, is disclosed within the consolidated statements of cash flow. The increase or decrease in cash is shown for each of the operating, investing and financing activities undertaken by the Trust.

o Within operating activities, first quarter 2006 cash provided by continuing operations was $46.2 million. Adjusted for changes in non-cash working capital balances of $203.5 million, funds of $249.7 million were provided by operations; and

o Within investing activities, the purchase of property, plant and equipment ("PPE") during the first quarter of 2006 was $49.0 million. Purchases included $32.3 million for expansion capital expenditures to grow and expand Precision's underlying asset base and $16.7 million for maintenance capital expenditures to sustain and upgrade existing PPE.

The oilfield service industry in Canada can be extremely cyclical as commodity price fluctuations can be compounded by seasonal trends. Accordingly, there could be a wide fluctuation in financial performance from quarter to quarter, year over year and quarterly results should not be annualized. Seasonally, the first quarter is usually the most active and prosperous as winter ground conditions typically allow complete access to well locations. In the second quarter, spring weather softens ground conditions and can slow oilfield service activity dramatically. Subject to dry weather, activity resumes and will typically gain momentum in the third and fourth quarters.

CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE, INCLUDING STATEMENTS RELATED TO PRECISION'S PLANNED CAPITAL EXPENDITURES AND PLANNED EXPANSION INTO THE U.S. AND STATEMENTS THAT CONTAIN WORDS SUCH AS "ANTICIPATE", "COULD", "SHOULD", "MAY", "EXPECT", "BELIEVE", "WILL" AND SIMILAR TERMS ARE NOT HISTORICAL FACTS AND CONSTITUTE "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF CANADIAN SECURITIES LAWS AND "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. SUCH FORWARD-LOOKING INFORMATION AND STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PRECISION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCES OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE FLUCTUATIONS IN THE MARKET FOR OIL AND NATURAL GAS AND RELATED PRODUCTS AND SERVICES; COMPETITION; POLITICAL AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH PRECISION DOES BUSINESS; THE DEMAND FOR SERVICES PROVIDED BY PRECISION; CHANGES IN LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, TO WHICH PRECISION IS SUBJECT AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN PRECISION'S FILINGS WITH CANADIAN SECURITIES REGULATORS AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
      CDN $000'S, EXCEPT PER UNIT/SHARE AMOUNTS (UNAUDITED)               2006              2005
-------------------------------------------------------------------------------------------------
      Revenue                                                      $   536,408      $    383,407

      Expenses:
          Operating                                                    242,653           189,533
          General and administrative                                    22,891            19,794
          Depreciation and amortization                                 24,900            21,369
             Foreign exchange                                               55              (309)
-------------------------------------------------------------------------------------------------
                                                                       290,499           230,387
-------------------------------------------------------------------------------------------------

      Operating earnings                                               245,909           153,020

      Interest expense                                                   2,777            11,539
-------------------------------------------------------------------------------------------------
      Earnings from continuing operations before income taxes          243,132           141,481
      Income taxes:
          Current                                                       18,364            44,025
             Future                                                        585             9,175
-------------------------------------------------------------------------------------------------
                                                                        18,949            53,200
-------------------------------------------------------------------------------------------------

      Earnings from continuing operations                              224,183            88,281
      Discontinued operations, net of tax                                   --            50,237
-------------------------------------------------------------------------------------------------

      Net earnings                                                     224,183           138,518

      Retained earnings (deficit), beginning of period                (303,284)        1,041,683
      Distributions                                                   (101,623)               --
-------------------------------------------------------------------------------------------------

      Retained earnings (deficit), end of period                   $  (180,724)      $ 1,180,201
=================================================================================================
      Earnings per unit/share from continuing operations:
          Basic                                                    $      1.79       $      0.72
          Diluted                                                  $      1.79       $      0.71
=================================================================================================
      Earnings per unit/share:
          Basic                                                    $      1.79       $      1.13
          Diluted                                                  $      1.79       $      1.11
=================================================================================================

Trust units/shares outstanding (000's)                                 125,461           122,660
Weighted average units/shares outstanding (000's)                      125,461           122,314
Diluted units/shares outstanding (000's)                               125,461           124,876

CONSOLIDATED BALANCE SHEETS

                                                                       MARCH 31,      December 31,
CDN $ 000'S (UNAUDITED)                                                    2006              2005
--------------------------------------------------------------------------------------------------
ASSETS

Current assets:
    Cash and cash equivalents                                      $         --     $          --
    Accounts receivable                                                 597,129
                                                                                          500,655
       Inventory                                                          7,796             7,035
--------------------------------------------------------------------------------------------------
                                                                        604,925           507,690

Property, plant and equipment, net of accumulated depreciation          959,889           943,900
Intangibles, net of accumulated amortization                                443               465
Goodwill                                                                266,827           266,827
--------------------------------------------------------------------------------------------------
                                                                   $  1,832,084     $   1,718,882
==================================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                              $     13,822     $      20,468
     Accounts payable and accrued liabilities                           160,386           134,303
       Income taxes payable                                               9,146           163,530
       Distributions payable                                             33,875            36,635
--------------------------------------------------------------------------------------------------
                                                                        217,229           354,936

Long-term debt                                                          224,602            96,838
Future income taxes                                                     193,102           192,517

Unitholders' equity:
    Unitholders' capital                                              1,377,875         1,377,875
    Deficit                                                            (180,724)         (303,284)
    ----------------------------------------------------------------------------------------------
                                                                      1,197,151         1,074,591

--------------------------------------------------------------------------------------------------
                                                                   $  1,832,084     $   1,718,882
==================================================================================================

Trust units outstanding (000's)                                         125,461           125,461

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                 THREE MONTHS ENDED
                                                                                       MARCH 31,
CDN $000'S (UNAUDITED)                                                            2006          2005
-----------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
    Earnings from continuing operations                                      $ 224,183     $  88,281
    Items not affecting cash:
      Depreciation and amortization                                             24,900        21,369
      Stock-based compensation                                                      --         2,780
      Future income taxes                                                          585         9,175
      Amortization of deferred financing costs                                      --           459
      Unrealized foreign exchange gain on long-term monetary items                  --            11
    Changes in non-cash working capital balances                              (203,476)      (30,313)
-----------------------------------------------------------------------------------------------------
                                                                                46,192        91,762

Discontinued operations:
    Funds provided by discontinued operations                                   82,914
    Changes in non-cash working capital balances of discontinued
        operations                                                                  --       (77,144)
-----------------------------------------------------------------------------------------------------
                                                                                    --         5,770

Investments:
    Purchase of property, plant and equipment                                  (49,031)      (30,105)
    Purchase of intangibles                                                         --           (20)
    Proceeds on sale of property, plant and equipment                            8,164         2,939
    Purchase of property, plant and equipment of discontinued operations
                                                                                    --       (42,855)
    Proceeds on sale of property, plant and equipment of discontinued
       operations                                                                   --         5,573
-----------------------------------------------------------------------------------------------------
                                                                               (40,867)      (64,468)

Financing:
    Increase in long-term debt                                                 127,764            --
    Repayment of long-term debt                                                     --            (4)
    Distributions                                                             (104,383)           --
    Issuance of common shares on exercise of options                                --        22,491
     Changes in non-cash working capital balances                              (22,060)           --
     Change in bank indebtedness                                                (6,646)           --
-----------------------------------------------------------------------------------------------------
                                                                                (5,325)       22,487

Increase in cash and cash equivalents                                               --        55,551
Cash and cash equivalents, beginning of period                                      --       122,012
-----------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                     $      --     $ 177,563
=====================================================================================================

SEGMENT INFORMATION

                                          Contract    Completion
THREE MONTHS ENDED MARCH 31, 2006         Drilling  & Production     Corporate  Inter-segment
CDN $000's (unaudited)                    Services      Services       & Other   Eliminations          Total
-------------------------------------------------------------------------------------------------------------
Revenue                                 $  384,162    $  156,638    $       --     $   (4,392)    $  536,408
Operating earnings                         193,683        63,787       (11,561)            --        245,909
Depreciation and amortization               13,526        10,286         1,088             --         24,900
Total assets                             1,268,052       517,397        46,635             --      1,832,084
Goodwill                                   172,440        94,387            --             --        266,827
Capital expenditures                        41,785         6,972           274             --         49,031
-------------------------------------------------------------------------------------------------------------

                                          Contract    Completion
THREE MONTHS ENDED MARCH 31, 2005         Drilling  & Production     Corporate  Inter-segment
CDN $000's (unaudited)                    Services      Services       & Other   Eliminations          Total
-------------------------------------------------------------------------------------------------------------

Revenue                                 $  280,337    $  108,264    $       --     $   (5,194)    $  383,407
Operating earnings                         129,647        35,118       (11,745)            --        153,020
Depreciation and amortization               12,231         7,786         1,352             --         21,369
Total assets (1)                         1,044,238       470,510       223,389             --      1,738,137
Goodwill                                   172,440        94,387            --             --        266,827
Capital expenditures                        16,518         7,051         6,536             --         30,105
-------------------------------------------------------------------------------------------------------------
(1) excludes assets of discontinued operations

CANADIAN DRILLING OPERATING STATISTICS

                                                                   THREE MONTHS ENDED MARCH 31,
                                                              2006                                2005
                                              ----------------------------------- -----------------------------------
                                                                          Market                              Market
                                               Precision    Industry*    Share %    Precision   Industry*    Share %
                                              ----------------------------------- -----------------------------------
Number of drilling rigs                              233         779        29.9          229         712       32.2
Number of operating days (spud to release)        16,694      55,974        29.8       13,999      45,670       30.7
Wells drilled                                      2,302       7,429        31.0        2,162       6,184       35.0
Average days per well                                7.3         7.5                      6.5         7.4
Metres drilled (000's)                             2,815       8,897        31.6        2,566       7,357       34.9
Average metres per day                               169         159                      183         161
Average metres per well                            1,223       1,198                    1,187       1,190
Rig utilization rate (%)                            80.3        81.1                     67.9        71.3

* Excludes non-CAODC rigs and non-reporting CAODC members

A conference call to review the quarter end results has been scheduled for 12:00 noon MT on Wednesday, April 26, 2006. The conference call dial-in number is 1-800-814-4861 or 416-644-3418.

A live webcast will be accessible at www.precisiondrilling.com by selecting INVESTOR RELATIONS, then Webcast. An archived recording of the conference call will be available approximately one hour after completion of the call until May 3, 2006 by dialing 1-877-289-8525 or 416-640-1917, passcode 21184628#

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, Canada, Precision is the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, services rigs, camps, snubbing units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

PRECISION IS LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE TRADING SYMBOL "PD.UN" AND IN U.S. DOLLARS "PD.U" AND ON THE NEW YORK STOCK EXCHANGE UNDER THE TRADING SYMBOL "PDS".

FOR FURTHER INFORMATION PLEASE CONTACT DOUG STRONG, CHIEF FINANCIAL OFFICER OF PRECISION DRILLING CORPORATION, ADMINISTRATOR OF PRECISION DRILLING TRUST, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500, FAX (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.